UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


                     LATEX RESOURCES, INC.
                        (Name of Issuer)

            Common Stock, $0.01 par value per share
                 (Title of Class of Securities)

                          518190 10 3
                         (CUSIP Number)

             Julia Heintz, General Counsel, Finance
              Enron Capital & Trade Resources Corp.
      1400 Smith Street, Houston, TX 77002, (713) 853-4794
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 7, 1996
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement: (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

CUISP NO. 518190 10 3        SCHEDULE
                               13D

1)   NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON

     ENRON RESERVE ACQUISITION CORP.
     I.R.S. NO.:  76-0323755

2)   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP   (See Instructions)
     N/A
     (a)________________________________________
     (b)________________________________________

3)   SEC USE ONLY__________________________________

4)   SOURCE OF FUNDS   (See Instructions)     00, WC

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)____________________________________

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware


Number Of      7)    SOLE VOTING POWER

Shares               -0-

Beneficially   8)    SHARED VOTING POWER
                     467,117 Shares of LaTex's Series B Preferred Stock,
                     $0.01 par value per share, which shares are
                     convertible within 60 days into 3,114,113 shares of
Owned by             LaTex's Common Stock.

Each           9)    SOLE DISPOSITIVE POWER

Reporting            -0-

Person With    10)   SHARED DISPOSITIVE POWER

                     Same as 8 above.

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     Same as 8 above.

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)
     N/A

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.7% of LaTex's Common Stock Outstanding

14)  TYPE OF REPORTING PERSON   (See Instructions)

     CO

CUISP NO. 518190 10 3           SCHEDULE
                                  13D

1)   NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     ENRON CORP.
     I.R.S. NO.:  47-0255140

2)   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP   (See Instructions)
     N/A
     (a)________________________________________
     (b)________________________________________

3)   SEC USE ONLY _________________________________________________________

4)   SOURCE OF FUNDS   (See Instructions)     00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)_________________________________________

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

Number Of      7)   SOLE VOTING POWER

Shares              -0-

Beneficially   8)   SHARED VOTING POWER
                    467,117 Shares of LaTex's Series B Preferred Stock,
                    $0.01 par value per share, which shares are convertible
                    within 60 days into 3,114,113 shares of LaTex's
Owned By            Common Stock.

Each           9)   SOLE DISPOSITIVE POWER

Reporting           -0-

Person With   10)   SHARED DISPOSITIVE POWER

                    Same as 8 above.

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Same as 8 above.

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
      N/A

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.7% of LaTex's Common Stock Outstanding

14)   TYPE OF REPORTING PERSON   (See Instructions)

      CO

Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in Amendment No. 1 to the Schedule 13D filed by Enron Reserve Acquisition Corp. and Enron Corp. on May 26, 1995 regarding the common stock of LaTex Resources, Inc.

Item 3.   Source and Amount of Funds or Other Consideration.

a. On June 7, 1996, Northern Natural Gas Company, a Delaware corporation ("NNG") and an indirect, wholly owned subsidiary of Enron, acquired an aggregate of 50,000 shares of Series B Senior Convertible Preferred Stock, $0.01 par value per share, of the Issuer (the "Series B Preferred Stock") pursuant to a Settlement Agreement dated June 7, 1996. The shares of Series B Preferred Stock are immediately convertible into shares of Common Stock at the option of the holder. NNG acquired the shares as partial consideration for the settlement of certain litigation between NNG and the Issuer styled Northern Natural Gas Company v. LaTex Resources, Inc., in the 152nd Judicial District Court of Harris County, Texas, Case No. 94-49766. NNG is not a reporting entity for purposes of this Amendment to Schedule 13D because it is not the beneficial owner of 5% or more of the voting securities of the Issuer. NNG does not have shared voting or investment power over the shares of Series B Preferred Stock owned by its affiliate ERAC.

b. On June 14, 1996, NNG transferred all of its shares of Series B Preferred Stock to its affiliate ERAC in consideration for $342,000 in cash pursuant to an Agreement dated June 14, 1997. ERAC used funds provided by operating activity to pay for these shares of Series B Preferred Stock.

c. On April 12, 1995, ERAC acquired 370,000 shares of Series B Preferred Stock. The acquisition of such shares was reported in a previous filing on Schedule 13D. Subsequent to April 12, 1995, the Issuer has paid dividends on such shares of Series B Preferred Stock in kind. To date an additional 47,117 shares of Series B Preferred Stock have been received by ERAC as dividends.

Item 4.   Purpose of Transaction.

a. The transaction described in Item 3.a. above occurred as a result of negotiated transactions with the Issuer in connection with the settlement of certain litigation between NNG and the Issuer that arose out of disputes over the performance of two transportation agreements. NNG does not traditionally invest in the securities of other persons, and therefore NNG arranged for the transfer of the Series B Preferred Stock to an affiliate that had previously made an investment in the Issuer.

b. The transactions described in Item 3.c. above resulted from dividends paid by the Issuer in accordance with its charter documents. ERAC's plans regarding its investment in the Issuer have not changed from the disclosure made in Amendment No. 1 to Form 13D, filed on May 26, 1995.

Item 5.   Interest in Securities of the Issuer.

a.   Following the transfer of NNG's shares of Series B Preferred
Stock to ERAC, NNG no longer has any beneficial ownership, voting power or dispositive power over any shares of Series B Preferred
Stock.

b. Following the transfer of the shares of Series B Preferred Stock from NNG to ERAC, ERAC beneficially owns and has the sole power to vote and dispose of 467,117 shares of Series B Preferred Stock. Such shares of Series B Preferred Stock are immediately convertible into shares of Common Stock at a current exchange rate of approximately 6.6667 shares of Common Stock for each share of Series B Preferred Stock. Assuming conversion on the date hereof of all shares of Series B Preferred Stock beneficially owned by ERAC, ERAC would beneficially own 3,114,113 shares of Common Stock, representing approximately 14.7% of the Common Shares outstanding. Because ERAC is an indirect, wholly owned subsidiary of Enron, Enron may also be deemed to beneficially own such shares. Enron disclaims beneficial ownership of all of such shares.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     Certain registration rights granted to NNG by the Issuer are set forth in a Registration Rights Agreement dated June 7, 1996, between the Issuer and NNG.

Item 7.   Material to Be Filed as Exhibits.

     Exhibit 1 - Registration Rights Agreement, dated June 7,
1996, between LaTex Resources, Inc. and Northern Natural Gas
Company.

Signature.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 14, 1996                 ENRON RESERVE ACQUISITION CORP.



                              By:  JERE C. OVERDYKE, JR.
                                   Jere C. Overdyke, Jr.
                                   Vice President



                              ENRON CORP.



                              By:  PEGGY B. MENCHACA
                                   Peggy B. Menchaca
                                   Vice President and Secretary

      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                   Washington, D. C.  20549

                         SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                     LATEX RESOURCES, INC.
                        (Name of Issuer)

            Common Stock, $0.01 par value per share
                 (Title of Class of Securities)

                          518190 10 3
                         (CUSIP Number)

             Julia Heintz, General Counsel, Finance
              Enron Capital & Trade Resources Corp.
      1400 Smith Street, Houston, TX 77002, (713) 853-4794
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 12, 1995
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement: (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

CUISP NO. 518190 10 3          SCHEDULE
                                 13D

1)   NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON

     ENRON RESERVE ACQUISITION CORP.
     I.R.S. NO.:  76-0323755

2)   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP   (See Instructions)
     N/A
     (a)________________________________________
     (b)________________________________________

3)   SEC USE ONLY ______________________________

4)   SOURCE OF FUNDS   (See Instructions)     00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)___________________________________

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

Number Of      7)    SOLE VOTING POWER

Shares               -0-

Beneficially   8)    SHARED VOTING POWER

                     370,000 Shares of LaTex's Series B Preferred Stock,
                     $0.01 par value per share, which shares are
                     convertible within 60 days into 2,466,666 shares
Owned by             of LaTex's Common Stock.

 Each          9)    SOLE DISPOSITIVE POWER

Reporting            -0-

Person With    10)   SHARED DISPOSITIVE POWER

                     Same as 8 above.

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Same as 8 above.

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)
     N/A

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3% of LaTex's Common Stock Outstanding

14)  TYPE OF REPORTING PERSON   (See Instructions)

     CO

CUISP NO. 518190 10 3           SCHEDULE
                                  13D

1)   NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     ENRON CORP.
     I.R.S. NO.:  47-0255140

2)   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP   (See Instructions)
     N/A
     (a)________________________________________
     (b)______________________________________

3)   SEC USE ONLY_________________________________________________________

4)   SOURCE OF FUNDS   (See Instructions)     00

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

Number Of      7)    SOLE VOTING POWER

Shares              -0-

Beneficially   8)   SHARED VOTING POWER
                    370,000 Shares of LaTex's Series B Preferred Stock,
                    $0.01 par value per share, which shares are convertible
                    within 60 days into 2,466,666 shares of LaTex's
Owned By            Common Stock.

 Each          9)   SOLE DISPOSITIVE POWER

Reporting           -0-

Person With    10)  SHARED DISPOSITIVE POWER

                    Same as 8 above.

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Same as 8 above.

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)
     N/A

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3% of LaTex's Common Stock Outstanding

14)  TYPE OF REPORTING PERSON   (See Instructions)

     CO

Item 1.    Security and Issuer.

      This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of LaTex Resources, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4200 East Skelly Drive, Suite 1000, Tulsa, Oklahoma 74135.

Item 2.   Identity and Background.

      This statement is being filed by (i) Enron Reserve Acquisition Corp., a Delaware corporation ("ERAC"), which is engaged primarily in acquisition, ownership and disposition of interests in oil and gas properties and contracts relating thereto and other energy-related assets and (ii) Enron Corp., a Delaware corporation ("Enron"), which is an integrated natural gas company that engages, primarily through subsidiaries, in the gathering, transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, the production and sale of cogenerated electricity and steam and the purchasing and marketing of long-term energy-related commitments. ERAC and Enron are referred to herein as the "Reporting Entities". Additional entities which may be deemed to be control persons of ERAC are (a) Enron Finance Corp., a Delaware corporation ("EFC"), whose principal business is the financing of production payments and other energy-related transactions, and (b) Enron Capital & Trade Resources, a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end-users. ECT also provides risk management services. ERAC is a wholly owned subsidiary of EFC and an indirect, wholly owned subsidiary of ECT and Enron. The address of the principal business and the principal office of ERAC, Enron, EFC and ECT is 1400 Smith, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ERAC and Enron. The filing of this statement on Schedule 13D shall not be construed as an admission that Enron, EFC, ECT or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

       None   of  the  Reporting  Entities,  nor,  to  their
knowledge, EFC, ECT or any person listed on Schedule I hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

      On April 12, 1995, ERAC acquired an aggregate of 370,000 shares of Series B Senior Convertible Preferred Stock, $0.01 par value per share, of the Issuer (the "Series B Preferred Stock") pursuant to a Purchase and Sale Agreement dated March 30, 1995. The shares of Series B Preferred Stock are immediately convertible into shares of Common Stock at the option of ERAC. ERAC acquired the Series B Preferred Stock in consideration for the transfer to LaTex/GOC Acquisition, Inc., a subsidiary of the Issuer ("LaTex/GOC"), of all of ERAC's interest in a volumetric production payment and an overriding royalty interest (collectively, the "ORRI"), together with associated contract rights and security interests, in certain oil and gas properties located in the States of Texas, New Mexico, Oklahoma, Louisiana, Mississippi, Alabama, Wyoming, Montana, North Dakota, Colorado and Utah.

Item 4.   Purpose of Transaction.

      The transactions described in Item 3 above occurred as a result of negotiated transactions with the Issuer in connection with the Issuer's acquisition of a company owning the ORRI and the associated contract rights and security interests referenced in Item 3 above. The 370,000 shares of Series B Preferred Stock were acquired by ERAC for investment purposes. ERAC intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to ERAC, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

      In order to provide LaTex/GOC with temporary marketing arrangements respecting natural gas attributable to certain of the ORRI properties, ECT entered into a month-to-month master gas spot purchase/sale agreement with LaTex/GOC effective as of April 1, 1995 pursuant to which ECT will buy certain natural gas quantities.

Item 5.   Interest In Securities of the Issuer.

     ERAC beneficially owns and has the power to vote and dispose of 370,000 shares of Series B Preferred Stock. Such shares of Series B Preferred Stock are immediately convertible into shares of Common Stock at a current exchange rate of approximately 6.67 shares of Common Stock for each share of Series B Preferred Stock. Assuming conversion on the date hereof of all shares of Series B Preferred Stock beneficially owned by ERAC, ERAC would beneficially own 2,466,666 shares of Common Stock, representing approximately 12.3 % of the shares of Common Stock outstanding. Because ERAC is an indirect, wholly owned subsidiary of Enron, Enron may also be deemed to beneficially own such shares. Enron disclaims beneficial ownership of all of such shares.

       Except as described herein, none of the Reporting Entities nor to their knowledge, EFC, ECT or any of the persons named in Schedule I hereto has effected any transactions in any shares of Common Stock since the date that was 60 days preceding April 20, 1995, the date of the original Schedule 13D.

Item 6.   Contracts,   Arrangements,  Understandings   or
          Relationships with Respect to Securities of the Issuer.

      Certain registration rights granted to ERAC by the Issuer are set forth in a Registration Rights Agreement dated March 30, 1995 between the Issuer and ERAC.

Item 7.   Material to Be Filed as Exhibits.

      Exhibit 1 - Master "Spot" Purchase/Sale Agreement, effective April 1, 1995, between Enron Capital & Trade
Resources Corp. and LaTex/GOC Acquisition, Inc.

      Exhibit 2 - Registration Rights Agreement dated  March
30,  1995  between LaTex Resources, Inc. and  Enron  Reserve
Acquisition Corp.

Signature.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 25, 1995             ENRON RESERVE ACQUISITION CORP.



                         By:  JERE C. OVERDYKE, JR.
                         Name:  Jere C. Overdyke, Jr.
                         Title:  Vice President



                         ENRON CORP.



                         By:  PEGGY B. MENCHACA
                         Name:  Peggy B. Menchaca
                         Title: Vice President and Secretary

                         SCHEDULE I

               DIRECTORS AND EXECUTIVE OFFICERS
                ENRON RESERVE ACQUISITION CORP.


Name and Business Address   Citizenship   Position and Occupation

1400 Smith Street
Houston, Texas  77002

James V. Derrick, Jr.         U.S.A.      Director, Senior Vice
                                          President and General Counsel
                                          of Enron

John J. Esslinger             U.S.A.      Director, Vice Chairman and
                                          Chief Operating Officer

Jeffrey K. Skilling           U.S.A.      Director, Chairman and Chief
                                          Executive Officer

Gene E. Humphrey              U.S.A.      President

Richard A. Causey             U.S.A.      Vice President

Andrew S. Fastow              U.S.A.      Vice President

Dana R. Gibbs                 U.S.A.      Vice President, Trading
                                          Controls

Thomas S. Glanville           U.S.A.      Vice President

Mark E. Haedicke              U.S.A.      Vice President, General
                                          Counsel and Assistant
                                          Secretary

Robert J. Hermann             U.S.A.      Vice President, Tax

Kurt S. Huneke, Sr.           U.S.A.      Vice President, Finance and
                                          Treasurer

G. Douglas Hurley             U.S.A.      Vice President

Jere C. Overdyke, Jr.         U.S.A.      Vice President

Donald P. Schroeder           U.S.A.      Vice President

C. John Thompson              U.S.A.      Vice President

Craig Childers                U.S.A.      Vice President

                DIRECTORS AND EXECUTIVE OFFICERS
                          ENRON CORP.


Name and Business Address   Citizenship   Position and Occupation

Robert A. Belfer              U.S.A.      Director
927 Fifth Avenue                          Former President and Chairman,
New York, NY 10021                        Belco Petroleum Corporation

Norman P. Blake, Jr.          U.S.A.      Director
USF&G Corporation                         Chairman and CEO, United
100 Light Street,                         States Fidelity and Guaranty
35th Floor                                Company
Baltimore, MD  21202

John H. Duncan                U.S.A.      Director
5110 San Felipe, Suite 332W               Former Chairman of the
Houston, TX 77057                         Executive Committee of Gulf &
                                          Western Industries, Inc.

Joe H. Foy                    U.S.A.      Director
2900 South Tower                          Retired Senior Partner,
Pennzoil Place                            Bracewell & Patterson
Houston, TX  77002

Wendy L. Gramm                U.S.A.      Director
P.O. Box 39134                            Former Chairman, U.S.
Washington, D.C. 20016                    Commodity Futures Trading Commission

Robert K. Jaedicke            U.S.A.      Director
Graduate School of                        Former Dean, Graduate School
Business                                  of Business, Stanford
Stanford University                       University
Stanford, CA  94305

Charles A. Lemaistre          U.S.A.      Director
The University of Texas                   President, University of Texas
M.D. Anderson Cancer Center               M.D. Anderson Cancer Center
1515 Holcombe
Houston, TX  77030

John A. Urquhart              U.S.A.      Director and Vice Chairman
John A. Urquhart                          Vice Chairman, Enron Corp.,
Associates                                President, John A. Urguhart
111 Beach Road                            Associates, and Former Senior
Fairfield, CT  06430                      Vice President of Industrial
                                          and Power Systems, General
                                          Electric Company

John Wakeham                  U.K.        Former U.K. Secretary of
Pinglestone House                         State for Energy and Leader
Old Alresford                             of the House of Lords
Hampshire 5024 9TB
United Kingdom

Charls E. Walker              U.S.A.      Director
Walker/Potter Associates                  Chairman, Walker/Potter
Suite 200                                 Associates, Inc., and Former
1730 Pennsylvania Ave, NW                 Deputy Secretary of the Treasury
Washington, D.C. 20006

Herbert S. Winokur, Jr.       U.S.A.      Director
Winokur & Associates, Inc.                President, Winokur &
72 Cummings Point Road                    Associates, Inc., and Former
Stamford, CT 06902                        Senior Executive Vice
                                          President, Penn Central Corporation

1400 Smith Street
Houston, Texas  77002


     Kenneth L. Lay           U.S.A.      Director, Chairman and Chief
                                          Executive Officer

     Richard D. Kinder        U.S.A.      Director, President and Chief
                                          Operating Officer

     Edmund P. Segner, III    U.S.A.      Executive Vice President and
                                          Chief of Staff

     James V. Derrick, Jr.    U.S.A.      Senior Vice President and
                                          General Counsel

     Jack I. Tompkins         U.S.A.      Senior Vice President and
                                          Chief Information,
                                          Administrative and Accounting
                                          Officer

     Kurt S. Huneke, Sr.      U.S.A.      Vice President, Finance and
                                          Treasurer

     Thomas E. White          U.S.A.      Chairman and Chief Executive
                                          Officer, Enron Operations
                                          Company

     Ronald J. Burns          U.S.A.      Co-Chairman and Chief
                                          Executive Officer, Enron
                                          Capital & Trade Resources Corp.

     Jeffrey K. Skilling      U.S.A.      Co-Chairman and Chief
                                          Executive Officer, Enron
                                          Capital & Trade Resources Corp.

     Rodney L. Gray           U.S.A.      Managing Director,
                                          International Operations,
                                          Enron Capital & Trade
                                          Resources Corp.

                          SCHEDULE 13D
                         AMENDMENT NO. 2
                          EXHIBIT INDEX



Exhibit                                                           Page

1.   Registration Rights Agreement, dated June 7, 1996, between
     LaTex Resources, Inc. and Northern Natural Gas Company